Exhibit 99.1

ParcelPal Signs Annual Marketing Contract with PulseIR to Provide an Automated and Mobilized Marketing Channel to Support ParcelPal’s Expected Growth and Expansion for 2023

Vancouver, British Columbia – March 16, 2023 – ParcelPal Logistics Inc. (the “Company” or “ParcelPal”), (OTCQB:PTNYF) (CSE:PKG) (FSE:PT0A) Is pleased to announce that it has signed an annual marketing deal with PulseIR, a wholly-owned subsidiary of Fobi AI Inc., to deliver personalized, automated, and data-driven mobile investor relations (IR) solutions to its existing and potential shareholders.

Investor relations platforms today must be able to fully deliver the level of sophistication and mobilization that public companies need to connect their stories, drive ROI, and gain traction in a digital market. PulseIR delivers a new experience of personalized mobile engagement through real-time lock screen communication. PulseIR will deliver a data-driven and digital approach to ParcelPal’s investor relations strategy, providing investors and followers with direct communication about alerts, company news, events, and more. The term of the agreement is for a twelve (12) month period. The Company has agreed to pay PulseIR an aggregate of $120,000, inclusive of annual fees for the various services, to be paid as follows: $90,000 payable in common shares (each a “Share”) upon entry into the agreement and $10,000 payable in Shares following completion of the fourth, eighth, and twelfth month of the term. All Shares issuable under the agreement are subject to a four (4) month and a day hold period and will be issued at a price per Share equal to the current market price at the time of issuance, subject to applicable securities laws and the policies of the CSE.

CEO Rich Wheeless commented: “This contract with PulseIR is very well timed as it will enable us to tell our story and provides a platform to improve our IR strategy and results. Additionally, better understanding our investors and having a new means to provide and support our expected growth and providing frequent shareholder updates with a direct and personalized communication approach, will make all the difference in how we acquire, engage, and retain our investors and followers.”

The Company looks forward to providing additional material updates in the coming days.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in major Canadian cities including Vancouver, Calgary, and Toronto, as well as in the western region of the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.

OTCQB – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0A

Contact Information

Investor Contact

investors@parcelpal.com
T: (587) 883-9811

Company Contact

Rick Underhill, Director of Investor Relations
ParcelPal Logistics Inc.
investors@parcelpal.com
T: (587) 883-9811

Forward-Looking Information

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should” or “would” occur. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation: general business, economic and social uncertainties; litigation, legislative, environmental, and other judicial, regulatory, political, and competitive developments; and other risks outside of the Company’s control.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. These forward-looking statements are made as of the date of this news release and, unless required by applicable law, the Company assumes no obligation to update these forward-looking statements.